EXHIBIT 1

[LOGO] Banco  Comercial  Portugues


For immediate release                                              April 3, 2002



       Banco Comercial Portugues reaches an agreement to sell its economic interests in Grupo Financiero Bital.



(Lisbon, April 3, 2002)- Banco Comercial Portugues (BCP; NYSE: BPC; LSE: BCG) has reached an agreement with Banco Santander Central Hispano S.A. for the sale of all its economic interests in Grupo Financiero Bital S.A. of Mexico, for a total consideration of US $85,000,000, corresponding to 42,650,000 series "O" shares, representing 8,276% of the share capital of the company, and 66,666,000 convertible bonds.

This transaction, whose execution is pending authorization from the relevant authorities, although having a minor positive impact on BCP's profit and loss account, will have a favourable effect in the capital base of Banco Comercial Portugues.


Banco Comercial Portugues

End of release.